Exhibit A

Press Release
Ceragon Receives Major Wireless Network Deals Totaling $28 Million – November 27, 2012

Ceragon Expands Sub-Saharan African Footprint Receiving Major Wireless
Network Deals Totaling $28 Million

Sub-Saharan Africa is the world’s fastest-growing mobile market, with an average annual growth rate of 44% since 2000

Paramus, New Jersey, November 27, 2012 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it is continuing to expand its footprint in Africa with long-term equipment and services orders from two large customers in sub-Saharan Africa. Totaling $28 million USD, both orders are from existing customers who have already successfully deployed large scale high-capacity wireless backhaul networks throughout the sub-region, based on Ceragon’s Evolution and FibeAir solutions.

An order of $15 million USD was received for the expansion of a mobile operator’s high-capacity network within this rapidly growing mobile market. The other order of $13 million USD was received from an existing mobile customer for Ceragon’s short haul and long haul solutions as well as professional services. This operator continues to develop its 2G/3G network in one sub-Saharan country as it begins to expand into another.  The improved network quality will allow both mobile operators to offer voice and data services to millions of underserved subscribers who would otherwise not have had access to the services. Both projects are now under way and are expected to be completed over the next 18 months.

A recent report commissioned by the GSMA revealed that sub-Saharan Africa is the fastest-growing mobile market in the world, with an average annual growth rate of 44 per cent since 2000. Mobile connections have jumped to 475 million, compared to 12.3 million fixed line connections, representing the highest proportion of mobile versus fixed line connections globally.

“Africa is a key region for us and will continue to represent one of our primary growth engines,” said Ira Palti, CEO and President of Ceragon Networks. “The mobile market in Africa continues to expand, despite lengthening sales cycles due to macro-economic factors. Ceragon is well positioned to continue to play a significant role in network deployments in this region as existing and new customers favor comprehensive solutions providing cost-effective high-capacity and feature rich solutions with turnkey capabilities.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. Other names mentioned are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, the risk that the combined Ceragon and Nera business may not perform as expected, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com.